Exhibit 12

Bank of America Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
	Six Months Ended	Year Ended December 31
(Dollars in millions)	June 30, 2010	2009	2008	2007	2006	2005

Excluding Interest on Deposits

Income before income taxes	$8,184	$4,360	$4,428	$20,924	$31,973	$24,480
Equity in undistributed earnings of unconsolidated subsidiaries	(458)	(1,833)	(144)	(95)	(315)	(151)
Fixed charges:
Interest expense	10,208	23,000	25,074	34,778	29,514	18,397
1/3 of net rent expense (1)	555	1,110	791	669	609	585

Total fixed charges	10,763	24,110	25,865	35,447	30,123	18,982
Preferred dividend requirements	893	5,921	1,461	254	33	27

Fixed charges and preferred dividends	11,656	30,031	27,326	35,701	30,156	19,009

Earnings	$18,489	$26,637	$30,149	$56,276	$61,781	$43,311

Ratio of earnings to fixed charges	1.72	1.10	1.17	1.59	2.05	2.28

Ratio of earnings to fixed charges and preferred dividends (2)	1.59	-	1.10	1.58	2.05	2.28

	Six Months Ended	Year Ended December 31
(Dollars in millions)	June 30, 2010	2009	2008	2007	2006	2005

Including Interest on Deposits

Income before income taxes	$8,184	$4,360	$4,428	$20,924	$31,973	$24,480
Equity in undistributed earnings of unconsolidated subsidiaries	(458)	(1,833)	(144)	(95)	(315)	(151)
Fixed charges:
Interest expense	12,361	30,807	40,324	52,871	43,994	27,889
1/3 of net rent expense (1)	555	1,110	791	669	609	585

Total fixed charges	12,916	31,917	41,115	53,540	44,603	28,474
Preferred dividend requirements	893	5,921	1,461	254	33	27

Fixed charges and preferred dividends	13,809	37,838	42,576	53,794	44,636	28,501

Earnings	$20,642	$34,444	$45,399	$74,369	$76,261	$52,803

Ratio of earnings to fixed charges	1.60	1.08	1.10	1.39	1.71	1.85

Ratio of earnings to fixed charges and preferred dividends (2)	1.49	-	1.07	1.38	1.71	1.85

(1)	Represents an appropriate interest factor.

(2)
The earnings for 2009 were inadequate to cover fixed charges and preferred stock dividends. The earnings deficiency is a result of the accelerated accretion of $4.0 billion recorded as a result of the repurchase of TARP Preferred Stock. The coverage deficiency for fixed charges and preferred dividends was $3.4 billion.